December 1, 2005


By facsimile to (312) 258-5600 and U.S. Mail


Mr. Robert R. Buck
President and Chief Executive Officer
Beacon Roofing Supply, Inc.
1 Lakeland Park Drive
Peabody, MA 01960

Re:	Beacon Roofing Supply, Inc.
	Pre-effective Amendment 1 to Registration Statement on Form
S-3
	Filed November 18, 2005
File No. 333-128919

Dear Mr. Buck:

	We reviewed the filing and have the comments below.

Underwriting, page 66

1. We note the response to prior comments 26 and 27. While the securities offering reform provisions in Release 33-8591 do give greater flexibility for communications by issuers and offering participants, these reforms do not change our position for many other aspects of electronic offerings. For instance, the reform provisions do not affect the manner of conducting the sale or the payment of the purchase price. Thus, we reissue comments 26 and 27.

Exhibit 5.1

2. The legality opinion states in the fourth paragraph that the secondary shares "will be" validly issued, fully paid, and nonassessable. Since some of the shares are issued already, please revise.

3. In the penultimate paragraph, remove the words reflecting that the opinion is as of the date written above. Alternatively, refile an opinion on the day that you want the registration statement declared effective.

Closing

	File an amendment to the S-3 in response to the comments. To expedite our review, Beacon may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Beacon thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Beacon and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Beacon requests acceleration of the registration statement`s effectiveness, Beacon should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Beacon from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

* Beacon may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Beacon provides us in our review of the registration statement or in response to our comments on the registration statement.



We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Tracey L. Houser, Staff Accountant, at (202) 551-3736 or Alfred P. Pavot,
Jr.,
Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Christopher B. Edwards, Special Counsel, at (202) 551-3742.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	David S. McCarthy, Esq.
	SchiffHardin LLP
	6600 Sears Tower
	Chicago, IL 60606

	Leland Hutchinson, Esq.
	Winston & Straw LLP
	35 West Wacker Drive
	Chicago, IL 60601



Mr. Robert R. Buck
December 1, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE